UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940


      The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: DCI USA, INC. (the "Company")
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Address of Principal Business Office: 8 Bond Street, Great Neck, NY 11021
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Telephone Number (including area code): 718-383-5255
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File Number under the Securities Exchange Act of 1934: 000-31143
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      The Company states the following basis for filing the notification of withdrawal:

      D. The Company has not achieved its goals of fully operating as a business development company and has decided to cease to be a business development company. Such decision was authorized by the vote of a majority of the Company's outstanding voting securities. The Company has decided to become an operating company whose focus is to purchase or otherwise acquire businesses to be operated directly by the Company. On December 5, 2005, Direct Capital Investments, Ltd., the holder of 31,500,000 shares (out of 38,125,035 shares outstanding) of the Company's common stock, voted by written consent to authorize the withdrawal of the Company's election to be treated as a business development company and the change in the Company's business focus. An Information Statement was distributed to shareholders, but no meeting of shareholders was held and no shares were voted against such changes.

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                                   SIGNATURE

      Form  of signature:

      Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 21st day of February, 2006.


[SEAL]                                      DCI USA, INC.
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                                            (Name of Company)


                                            By: /s/ Michael Gibbs
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                                               (Name of director, officer or
                                               general partner signing on behalf
                                               of the company)


Attest:      Virginia De La Cruz                    Chief Financial Officer
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                  (Name)                                    (Title)

         Notary Public, State of New York
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                 No. 01DE6086554
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           Qualified in Bronx County
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        Commission Expires January 27, 2007
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